United States securities and exchange commission logo





                            July 10, 2020

       Darren Marble
       Co-Chief Executive Officer
       Crush Capital Inc.
       Spring Place
       9800 Wilshire Blvd.
       Beverly Hills, CA 90212

                                                        Re: Crush Capital Inc.
                                                            Draft Offering
Statement on Form 1-A
                                                            Submitted June 12,
2020
                                                            CIK No. 0001814500

       Dear Mr. Marble:

              We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on
       EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

       Draft Offering Statement on Form 1-A submitted June 12, 2020

       Offering Circular Cover Page, page 1

   1. Please clarify, if true, that you are seeking to qualify the common shares and warrants underlying your units,
by adding them to the table on your Offering Circular cover page.
       "Any valuation of the company at this stage is difficult to assess.", page 4

   2. Please briefly describe the factors the company considered when establishing the valuation of the
offering.
 Darren Marble
FirstName  LastNameDarren Marble
Crush Capital Inc.
Comapany
July       NameCrush Capital Inc.
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FirstName LastName
Risk Factors
"We do not have definitive agreements in place . . .", page 4

3. We note your disclosure that "[yo]ur expectations for cost structure and profitability of
         [y]our business are largely reliant on the terms [you] have negotiated with [y]our service provider partners and INE Entertainment." In an appropriate place in your filing, please briefly describe these negotiated terms, including the proposed pricing structures, and any other terms material to an understanding of these agreements.
"We may be liable for misstatements made by the issuers we feature . . .", page
5

4. We note your statement that you are "only providing technology and marketing services,"
         however, this description appears to under-state your role as a promoter, at a minimum, of these issuer's offerings. Given that you have an interest in how and what each issuer conveys through your programming, please revise to enhance this risk factor to reflect this interest and, therefore, the potential risk of liability.
Overview, page 12

5. Please provide more detail regarding your goal of "democratiz[ing] the IPO process" and the basis for your statement that you will offer viewers access to investments "historically allocated to institutional and other wealthy investors."
6. We note your disclosure that you intend to cast issuers "whose offerings represent good investment opportunities for retail investors." In this regard, it appears that you may be recommending an investment in these offerings, and you may be required to register as an investment advisor under the Investment Advisers Act of 1940. However, we note your disclosure on page 4 that "none of [y]our officers or [y]our directors has passed any securities-related examinations or holds any accreditations." Therefore, please tell us whether you intend to register as an investment advisor, or provide us with your analysis as to why you do not believe you are required to do so.
Service Provider Partners, page 13

7. Confirm that you will file as exhibits, if you haven't already, the arrangements you will have with each of the providers you mention here. In doing so, please ensure that your description of the services clearly conveys who will be a party to such arrangement and the compensation terms. Confirm that each of the providers has consented to the inclusion of the description you provide here.
The Show
Format, page 14

8. We note your disclosure that "[w]hile the bulk of the series will be produced prior to airing, the pricing and NASDAQ listing themselves will be filmed in real-time at the
         NASDAQ MarketSite in Times Square, New York." Please disclose whether Nasdaq
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FirstName  LastNameDarren Marble
Crush Capital Inc.
Comapany
July       NameCrush Capital Inc.
     10, 2020
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         listing is a condition to featuring issuers on your show, and use of your platform. Please also explain how Nasdaq listing will impact the trading of relevant Nasdaq-listed featured issuers on your platform.
9. We note your disclosure that "[v]iewers will be introduced to multiple featured issuers who have qualified their offering statements with the SEC prior to airing." Please clarify whether you will begin filming prior to qualification by the SEC, and the consequences to you if you begin filming a featured issuer that does not end up issuing securities in a qualified offering.
Strategy, page 16

10.      We note your disclosure that:

         "Once the account is created, Crush Capital will collect multiple forms of customer data and transform it into a unified customer view. Customer data supports every aspect of a modern business, from marketing to service to merchandising to privacy and beyond.
         Customer data provides much of the power of digitalization: It facilitates target advertising, customize products, predicting behaviors, optimizing processes, and measuring results."

         We also note your "Data Privacy Regulation" disclosure on page 18. Please amend your offering circular to provide risk factor disclosure describing the risks, if any, associated with this data collection, including risks related to data privacy laws and regulations, and the current or future impact on your plan of business related to current or future restrictions related to data privacy and collection.
Overview, page 19

11. We note your disclosure that "[d]uring the next 12 months, [you] intend to fund [y]our operations through revenues from operations, related party advances, and the sale of equity and/or debt securities, including this offering and [your] recent offering of Series A
         Preferred Stock under Rule 506(c) of Regulation D." Please clarify when and whether you have already commenced your Regulation D offering. In this regard, we note that you have filed a Form D disclosing an offering that commenced on November 27, 2019, but it is unclear whether this is the same Regulation D offering you refer to in your filing.
Management   s Discussion and Analysis of Financial Condition and Results of
Operations
Results of Operations, page 19

12. Clarify whether any of the $250,000 you intend to charge is expected to be used to compensate your partners.
Plan of Operation, page 20

13. Please tell us your consideration of providing a comparison of your plan of operations
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Crush Capital Inc.
July 10, 2020
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         depending on the shares sold/proceeds raised in the offering.
14. Please tell us your consideration of discussing in this section COVID-19 related risks and the potential effects on your plan of operations.
15. We note your disclosure that "[g]ross proceeds of at least $1,250,000 from [y]our first 5 featured issuers plus existing cash on hand, along with a minimum raise in this offering of
         $1,500,000 will enable pre-season and in-season promotion and production of Season 1."
         Please clarify whether you will be able to implement your business plan if you raise
         $1,500,000 in this offering, but do not successfully cast five issuers for your first season.
         Please also disclose whether you currently have any agreements with issuers, whether issuers will pay the $250,000 up front before you begin producing your series, and any other information relevant to an understanding of when and how you will cast and receive payment from these issuers. If issuers will not be paying fees up front, please describe how you will be collecting fees from these issuers, including the amount and cadence you will collect.
16. Please describe the "equity based consideration" you will be receiving from featured issuers. In this regard, we note your disclosure on page 6 that "featured issuers will issue
         [you] restricted equity in their companies as partial payment for [y]our services."
         Describe the terms of the equity consideration, including the percentage ownership and amount of control you will have in your featured issuers.
17. Please tell us whether you plan to generate revenue from sources other than fees from featured issuers, such as fees generated from the use of your platform by investors. If you intend to generate revenue from other sources, please describe these sources in your offering circular. As a related matter, we note your reference to "account maintenance fees" related to licensed technology and related services. Please provide more detail about these fees, including how and when you will charge these fees, and what "account maintenance" services you will be providing.
Securities Being Offered, page 25

18. Revise your disclosure to acknowledge the instances in which Delaware law allows non-
         voting shareholders to vote.
Notes to the Financial Statements
Note 4     Members    Deficit, page F-10
FirstName LastNameDarren Marble
19. Please tell us how you have complied with the financial statement disclosure requirements
Comapany    NameCrush
       in ASC            Capital
                505-10-50-3 andInc.
                                 50-5 with respect to the    Preferred Return
 on your Series A
July 10,preferred
         2020 Pagestock.
                     4
FirstName LastName
 Darren Marble
FirstName  LastNameDarren Marble
Crush Capital Inc.
Comapany
July       NameCrush Capital Inc.
     10, 2020
July 10,
Page  5 2020 Page 5
FirstName LastName
General

20.      We note the following statements on the www.goingpublic.com website:

                "The first original series that allows viewers to invest in featured IPOs;"

                "Take your company public;"

                "Going Public will give viewers around the world the opportunity to invest in featured companies at the IPO price."

         Please clarify on this website that investors are not investing in traditional, registered, IPOs, and issuers who use your platform will not be "going public" through a traditional IPO, but rather, issuers on your platform will be offering securities through exempt offerings pursuant to Regulation A+, as you disclose on page 1 of your filing.
21. We note your disclosure throughout the filing that you do not believe you are required to register as a broker under federal and state laws. However, there are several aspects of your business that seem to suggest that registration as a broker-dealer might be required.
         For example:

                your Master Services Agreement with Issuance Inc. states that you intend to
              "empower[] retail investors by providing access to IPOs and other financial products on www.goingpublic.com;"

                you intend to market potential investments in issuers featured on your show;

                you disclose that "[c]ompanies selected for Season 1 will pay a cash fee to Crush
              Capital of $250,000 each, in addition to equity based consideration;"

                you intend to operate an investment platform upon which other issuers can access
              "[y]our expanding base of retail investors," and from which you expect to generate revenue from "transaction-based fees" charged to investors.

         Please provide us with a detailed legal analysis as to why you will not be considered a broker through your promotion and solicitation of investments on your show, or your operation of an investment platform. For guidance, see Investor Publications, Guide to
         Broker-Dealer Registration (April 2008), available on our public website.
22. Provide us your analysis as to how the offers, in the form of the episodes featuring issuers with a qualified offering, will satisfy Rule 251(d) of Regulation A. In this regard, written offers must be accompanied by, or preceded by, the most recent offering circular.

        You may contact Ta Tanisha Meadows at (202) 551-3322 or Robyn Manuel at
(202) 551-
3823 if you have questions regarding comments on the financial statements and related
 Darren Marble
Crush Capital Inc.
July 10, 2020
Page 6

matters. Please contact Katherine Bagley at (202) 551-2545 or Mara Ransom at
(202) 551-
3264 with any other questions.



                                                         Sincerely,
FirstName LastNameDarren Marble
                                                         Division of
Corporation Finance
Comapany NameCrush Capital Inc.
                                                         Office of Trade &
Services
July 10, 2020 Page 6
cc:       Heidi Mortensen
FirstName LastName